Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Senseonics Holdings, Inc. for the registration of its common stock, preferred stock, debt securities and warrants not to exceed $200 million of aggregate initial offering price and to the incorporation by reference therein of our report dated March 13, 2018, with respect to the consolidated financial statements of Senseonics Holdings, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

Tysons, VA

March 30, 2018